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                          July 12, 2021

       Wenbin Jiang
       President and Chief Executive Officer
       Cytek BioSciences, Inc.
       46107 Landing Pkwy
       Fremont, California 94538

                                                        Re: Cytek BioSciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-257663

       Dear Dr. Jiang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

       Registration Statement on Form S-1 Filed July 2, 2021

       Notes to the Consolidated Financial Statements
       15. Commitments and contingencies
       Legal proceedings, page F-28

   1. We acknowledge the company's response to our comment number 4. Please address the following:
                                                            Revise to disclose
the total consideration payable under the BD agreement and the amount allocated
to the legal settlement and the licensing rights.
                                                            Clarify how much
was recorded for the issuance of common stock.
                                                            Clarify that both
the common stock and $6.0 million milestone payment are included in the total
consideration.
 Wenbin Jiang
Cytek BioSciences, Inc.
July 12, 2021
Page 2
             Tell us the basis for, and clarify in the filing, why you have included the contractual future licensing rights (present value) of $14.7 million in the total consideration payable but have only allocated the fair value of $4.5 million to the future licensing rights (present value).

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameWenbin Jiang
                                                             Division of
Corporation Finance
Comapany NameCytek BioSciences, Inc.
                                                             Office of Life
Sciences
July 12, 2021 Page 2
cc:       Gordon Ho
FirstName LastName